UFJ Holdings, Inc.
1-1 Otemachi 1-chome, Chiyoda-ku, Tokyo 100-8114 Japan

December 29, 2004

Office of International Corporate Finance
Securities and Exchange Commission
Judiciay Plaza,
450 Fifth Street, N.W.
Washington, DC 20549
U.S.A.

Attn.: Mr. Paul Dudeck, Mail Stop 3-9
Facsimile Number:001-1-202-942-9525

UFJ Holdings, Inc
File Number 82-5169
Information Furnished Pursuant to
12g-3-2(b) Under the Securities Exchange Act of 1934

Ladies and Gentlemen:

The enclosed document is submitted pursuant to Rule 12g3-2(b) of Securities Exchange Act of 1934, as amended(the "Act").

The document is furnished with the understanding that such document will not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Act, and that the furnishing of the document shall not constitute an admission for any purpose that the Company is subject to the Act.

If you have any questions or comments regarding the foregoing, please contact me at 81-3-3212-5458.

Sincerely,

Chie Arai
Manager
Group Planning Department
UFJ Holdings, Inc.

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BY FACSIMILE AND MAIL
Enclosure

UFJ

Press Release

December 29, 2004

UFJ Holdings, Inc.

UFJ Bank Limited

Our View on Assistance of Towa Real Estate Development Co., Ltd.

UFJ Holdings, Inc. (UFJ Holdings) and UFJ Bank Limited (UFJ Bank), a wholly-owned subsidiary of UFJ Holdings, highly appreciate the initiatives announced today by Towa Real Estate Development Co., Ltd. (Towa) and will positively review the request from Towa for financial support. The initiatives consists of establishing sound financial base, securing stable income from condominium development business, and clarification and acceleration of selection and concentration of business lines, via strategic partnership with Mitsubishi Estate Co. Ltd. (MEC)

UFJ Holdings and UFJ Bank recognize that Towa's condominium development business is competitive and Towa will increase its corporate value to become sounder financially through strategic partnership with MEC.